                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                    International Airline Support Group, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    458865201
                                 (CUSIP Number)


                             Michael J. Meaney, Esq.
                    McDonald, Hopkins, Burke & Haber Co., LPA
                              2100 Bank One Center
                            600 Superior Avenue, East
                           Cleveland, Ohio 44114-2653
                                 (216) 348-5400
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                February 5, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


-------------------------                               ------------------------
CUSIP No.  458865201                                          Page 2 of 5 Pages
-------------------------                               ------------------------

------- ------------------------------------------------------------------------

  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Ameristock Corporation
------- ------------------------------------------------------------------------

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                        (b) |_|

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  3     SEC USE ONLY

------- ------------------------------------------------------------------------

  4     SOURCE OF FUNDS*
        OO - See Item 3
------- ------------------------------------------------------------------------

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) |_|

------- ------------------------------------------------------------------------

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        California
------- ------------------------------------------------------------------------

                                   7   SOLE VOTING POWER
NUMBER OF
SHARES                                 413,800
BENEFICIALLY                     -----------------------------------------------
OWNED BY
EACH                               8   SHARED VOTING POWER
REPORTING PERSON
WITH                                   0
                                 -----------------------------------------------

                                   9   SOLE DISPOSITIVE POWER

                                       413,800
                                 -----------------------------------------------

                                  10   SHARED DISPOSITIVE POWER

                                       0
------- ------------------------------------------------------------------------

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  413,800

------- ------------------------------------------------------------------------

 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES* |_|

------- ------------------------------------------------------------------------

 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  18.97%

------- ------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON*
        IA
------- ------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock ("Common Stock") of International Airline Support Group, Inc. ("IASG"), a Delaware corporation. IASG's principal executive offices are located at 1954 Airport Road, Suite 200, Atlanta, Georgia 30341.

ITEM 2.  IDENTITY AND BACKGROUND

         If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

         (a)      Name:

                  Ameristock Corporation ("AC")

         (b)      Residence or business address:

                  P.O. Box 6919, Moraga, CA  94570

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                  An investment advisor registered with the U.S. Securities and Exchange Commission and investment advisor to the Ameristock Focused Value Fund (the "Fund").

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

                  None.

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

                  None

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The securities reported herein were acquired with funds of approximately $327,816.00. All such funds were provided from investment capital of the Fund.





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ITEM 4.  PURPOSE OF TRANSACTION

         The securities covered by this Statement were acquired by AC's advisory client, the Fund, for the purpose of investment. Neither AC nor any executive officer or director of AC has any present plans or intentions to acquire or dispose of any securities of IASG other than on behalf of the Fund for the purpose of investment.

         AC may decide to purchase on behalf of the Fund additional shares of the Common Stock or other securities of IASG. In addition, AC may cause the Fund to acquire any or all of the securities of IASG in any manner permitted by applicable securities laws, including, without limitation, open market or negotiated purchase, tender offer or otherwise. AC reserves the right on behalf of the Fund to exercise any and all of its rights as a stockholder of IASG in a manner consistent with its equity interests and securities laws. AC has no present intention to dispose of the any or all of the Common Stock.

         Using its ownership, AC may also morally influence the management of IASG to enhance long-term shareholder value in any one or more of several ways, including, but not limited to, acquiring new businesses, the divesting of nonprofitable business and going private. Additionally, the Fund may, consistent with and subject to the Fund's investment strategy and objectives and to changing the structure of the Fund from an investment company to a publicly traded company, as previously reported, purchase a controlling or entire interest in IASG.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a-b) The Fund is the owner of 413,800 shares of the Common Stock, representing approximately 18.97% of the outstanding shares of the Common Stock. A Management Agreement with the Fund grants to AC sole voting and investment discretion over the securities owned by the Fund. Therefore, AC may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of all of the Common Stock owned by the Fund.


         (c)      The following transaction were effected in the past 60 days:

                 Date             No. of Shares Purchased        No. of Shares Sold            Price Per Share
                 ----             -----------------------        ------------------            ---------------
               2/15/2002                  208,800                         0                         $1.55
               1/24/2002                    5,500                         0                         $1.20
               1/17/2002                  114,200                         0                         $0.91
               1/15/2002                   57,300                         0                         $0.92
               1/10/2002                    8,000                         0                         $1.03
               1/4/2002                     1,600                         0                         $0.95
               1/3/2002                       200                         0                         $0.95
               1/2/2002                     5,700                         0                         $0.95
              12/31/2001                    5,000                         0                         $0.85
              12/28/2001                      500                         0                         $0.85
              12/27/2001                    2,500                         0                         $0.76

         (d) No person other than the Fund have the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of the securities being reported herein..

         (e)      Not applicable.


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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

         Other than as disclosed above, no persons named in Item 2 herein has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of IASG, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 6, 2002                /s/ Nicholas Gerber
         ------------------              ---------------------------------------
                Date                                     Signature


                                         Nicholas Gerber, Director
                                         ---------------------------------------
                                                        Name/Title


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)